Exhibit 21.1

SUBSIDIARIES OF REGISTRANT

Name of Subsidiary or Formation	Jurisdiction of Incorporation
Bayard Lane, LLC	NJ
112 Fifth Avenue, LLC	NJ
Bayard Properties, LLC	NJ
TBOP REIT, Inc.	NJ
TBOP Delaware Investment Company	DE